Invesco ETFs
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

June 14, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: DeCarlo McLaren

Re:	Invesco Exchange-Traded Fund Trust II

File Nos. 333-138490; 811-21977

Responses to Comments on Post-Effective Amendment No. 718

Dear Mr. McLaren:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed to us via telephone on June 3, 2019 regarding Post-Effective Amendment No. 718 to the registration statement under the Securities Act of 1933, as amended of Invesco Exchange-Traded Fund Trust II (the “Trust”), which was filed with the SEC on April 15, 2019 (the “Amendment”). The Amendment was filed in regard to Invesco China Technology ETF, a portfolio of the Trust (the “Fund”). For your convenience, each of your comments, as we understand them, is repeated below with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. Defined terms used below have the same meanings as in the Amendment. We also hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

1.	Comment:	Please provide a completed fee table and expense example for the Fund.

	Response:	The completed fee table and expense example for the Fund are included in Appendix A to this letter.

2.	Comment:	In the sections, “Summary Information—Principal Risks of Investing in the Fund” and “Additional Information About the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund,” please consider rearranging the risks in order of saliency as opposed to alphabetical order.

	Response:	We will consider implementing the staff’s request to the disclosure in prospectuses for all funds across the Invesco ETF complex, but we respectfully decline to make the requested change at this time.

3.	Comment:	In the section, “Summary Information—Principal Risks of Investing in the Fund,” please consider adding “Passive Investment Risk.”

	Response:	We note that “Index Risk” included in this section contains substantially similar risk language that would be found in “Passive Investment Risk.” We believe the language in the “Index Risk” section is responsive to the staff’s comment that the risks inherent in an index-based ETF be disclosed. Therefore, we respectfully decline to make the requested change.

4.	Comment:

In the section, “Summary Information—Principal Risks of Investing in the Fund,” please consider bolding the following sentence found in “China Investment Risk”:

“As a result, a reduction in spending on Chinese products and services, the institution of additional tariffs or other trade barriers, including as a result of heightened trade tensions between China and the United States, or a downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy.”

	Response:	We have revised the disclosure pursuant to the staff’s comment.

5.	Comment:	We note the Fund has included a “Micro Capitalization Company Risk” but investing in such companies was not identified as a principal investment strategy. Please revise the disclosure to clarify.

	Response:	We have removed the disclosure in response to the staff’s comment.

6.	Comment:	The Average Annual Returns Table in the “Summary Information—Performance” section shows the returns of an additional index. Please disclose information about the additional index in the narrative explanation accompanying the bar chart and table pursuant to Item 4, Instruction 2(a) of Form N-1A.

Response:

The Registrant believes that the following disclosure, which already appears in the narrative explanation accompanying the Fund’s bar chart and table in the “Summary Information—Performance” section is responsive to the staff’s comment, and therefore the Registrant respectfully declines to modify the disclosure:

The bar chart and table provide an indication of the risks of investing in the Fund by showing how the Fund’s total returns have varied from year to year and by showing how the Fund’s average annual total returns compared with a broad measure of market performance and an additional index with characteristics relevant to the Fund. (emphasis added)

7.	Comment:	The Fund states that it is the successor to the investment performance of the Predecessor Fund as a result of the reorganization of the Predecessor Fund into the Fund, which was consummated after the close of business on May 18, 2018. Please provide supplementally the Fund’s performance survivor analysis.

Response:

By way of background, the Fund was created for purposes of acquiring all or substantially all of the assets and all of the stated liabilities included in the financial statements of the Predecessor Fund (the Guggenheim China Technology Fund) pursuant to a plan of reorganization as described in the combined proxy/prospectus filed with the Securities and Exchange Commission on November 11, 2017 (SEC File No. 333-221698). On May 18, 2018, the Fund and the Predecessor Fund completed their reorganization as approved by the prior vote of the shareholders of the Predecessor Fund. As a result of the reorganization, the Predecessor Fund became the tax and accounting survivor of the reorganization (i.e., the Predecessor’s tax obligations and financial statements were carried forward in the form of the Fund).

In light of the guidance provided in North American Security Trust (pub. avail. Aug. 5, 1994) (“NAST Letter”), the Trust considered that the investment objectives, policies and restrictions; expense structure; expense ratio; asset size; and portfolio composition of the Predecessor Fund would be materially identical to those of the Fund after the completion of the reorganization. The Trust also took into account that prior to the reorganization, the Fund held no assets, engaged in no investment activity, and did not have any performance history of its own. The Trust took into account the fact that the Trust and the Predecessor Trust were both passively managed and were intended to track the same underlying index. Finally, the Trust took into account the fact that the Predecessor Fund was the accounting survivor of the reorganization. See NAST Letter (“We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”)(emphasis added.) As a result, the Trust determined that performance of the Predecessor Fund earned prior to May 18, 2018, is appropriately shown in the Fund’s registration statement.

8.	Comment:	In the section “Management of the Fund—Advisory Fees,” the Fund discloses that the Adviser will waive the management fee it receives in an amount equal to the indirect management fees that the Fund incurs through its investments in affiliated money market funds through August 31, 2020. Please consider adding a footnote to the Fee Table disclosing such waiver.

	Response:	For the information of the staff, if the Adviser waives fees pursuant to this waiver agreement during a fiscal year in an amount sufficient to be disclosed in a line item in the Fee Table, the Fund will disclose such waiver in a footnote to the Fee Table. For the fiscal year ended October 31, 2018, such waivers were not great enough to be disclosed in a line item, and, therefore, we respectfully decline to make the requested change.

9.	Comment:	Disclosure in the section, “Creation and Redemption of Creation Unit Aggregations—Creation Orders” in the SAI sets forth Order Cut-Off times. Please confirm supplementally whether such Order Cut-Off times apply to the Fund. In addition, if the statement that a fund may have a different Order Cut-Off Time as set forth in the Participant Agreement does not apply to the Fund, please remove the language.

	Response:	We hereby confirm that the Order Cut-Off times as disclosed in the SAI (i.e., 4:00 p.m., Eastern time, for orders of standard creation units and 3:00 p.m., Eastern time, for custom orders) apply to the Fund. In response to the staff’s request, we have deleted the statement that a fund may have a different Order Cut-off time, as it does not apply to the Fund.

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We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 315-2349 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Abigail Murray
Abigail Murray Senior Counsel

cc:	Anna Paglia, Esq.

Eric Purple, Esq.

Mark Greer, Esq.

APPENDIX A

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.70%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.70%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years	5 Years	10 Years
$72	$224	$390	$871